1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August  , 2007
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F   ☑                    Form 40-F   ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)
Yes   ☐                    No   ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_____________)

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 10.8% Revenues Sequential
Growth and EPS of NT$ 1.30 or EPADS of US$ 0.20 for 2Q 2007
Taichung, Taiwan, August 2, 2007—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 2Q 2007 was NT$ 15,233 million, representing 10.8% sequential growth QoQ and 11.7% growth compared to the same period of year 2006.
SPIL reported a net income of NT$ 3,830 million in 2Q 2007, compared with a net income of NT$ 3,833 million in 1Q 2007 and a net income of NT$ 3,492 million in 2Q 2006.
SPIL reported its sales revenues for the six-month period ended June 30, 2007 were NT$ 28,984 million, up 7.0% compared to the same period of year 2006.
For the six-month period ended June 30, 2007 net income was NT$ 7,663 million, compared with a net income of NT$ 6,316 million for the same period of year 2006.
Diluted earnings per ordinary share for the six-month period ended June 30, 2007 was NT$ 2.62, or diluted earnings per ADS of US$ 0.40
Unconsolidated 2Q 2007 Financial Results
➢      Net revenue was NT$ 15,233 million, in which NT$ 13,792 million was from assembly business and NT$ 1,441 million was from testing business.
➢      Cost of goods sold was NT$ 10,593 million, and gross profit was NT$ 4,640 million, representing a gross margin of 30.5%.
➢      Operating expenses were NT$ 804 million, including selling expenses of NT$ 202 million, administrative expenses of NT$ 280 million, and R& D expenses of NT$ 322 million. Operating profit was NT$ 3,836 million, representing an operating margin of 25.2%.
➢      Net income was NT$ 3,830 million.
➢      Diluted earnings per ordinary share for this quarter was NT$ 1.30, or diluted earnings per ADS of US$ 0.20. Total weighted average outstanding ordinary shares-diluted for 2Q 2007 were 2,945 million shares.
SPIL 2Q 07

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Siliconware Precision Industries Co., Ltd.
Capital Expenditure
➢      Capital expenditure in 2Q 2007 totaled NT$ 2,879 million, in which NT$ 1,587 million were spent on assembly equipment, and NT$ 1,292 million were spent on testing equipment.
➢      The depreciation expenses in 2Q 2007 were NT$ 1,782 million, in which NT$ 1,229 million were from assembly business and NT$ 553 million were from testing business.
Assembly Operation
➢      Substrate products revenues accounted for 49% of total revenues, down from 50% in previous quarter; wafer bumping and FCBGA accounted for 11%, remaining flat from previous quarter; lead frame products revenues accounted for 29%, up from 28% in previous quarter. Testing service generated 9% of total revenues in 2Q 2007.
SPIL 2Q 07

2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and six months ended June 30, 2007 reflect our gains or losses attributable to the second quarter and six months, respectively, of 2007 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the six months ended June 30, 2007, is necessarily indicative of the results that may be expected for any period thereafter.
SPIL 2Q 07

3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of June 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30,2007			June 30,2006		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	684,441	22,490,743	26	13,122,206	17	9,368,537	71
Accounts receivable	296,579	9,745,599	11	8,216,677	11	1,528,922	19
Inventories	87,670	2,880,839	3	2,982,550	4	(101,711)	-3
Other current assets	81,281	2,670,885	3	2,493,375	3	177,510	7

Total current assets	1,149,972	37,788,066	43	26,814,808	35	10,973,258	41

Long-term investments	456,878	15,013,000	17	15,817,770	21	(804,770)	-5
Fixed assets	1,947,053	63,980,178	72	55,797,660	74	8,182,518	15
Less accumulated depreciation	(913,522)	(30,018,331)	-34	(25,184,110)	-33	(4,834,221)	19

Net fixed assets	1,033,532	33,961,847	38	30,613,550	41	3,348,297	11

Other assets	52,809	1,735,311	2	2,588,062	3	(852,751)	-33

Total Assets	2,693,190	88,498,224	100	75,834,190	100	12,664,034	17

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	166,593	5,474,259	6	4,492,976	6	981,283	22
Current portion of long-term debt	3,306	108,636	—	1,994,126	3	(1,885,490)	-95
Other current liability	483,463	15,886,596	18	8,724,407	11	7,162,189	82
Bonds payable	—	—	—	5,918,271	8	(5,918,271)	-100
Long-term loans	90,830	2,984,690	4	1,666,660	2	1,318,030	79
Other liabilities	6,362	209,057	—	347,150	—	(138,093)	-40

Total Liabilities	750,555	24,663,238	28	23,143,590	30	1,519,648	7

Stockholders’ Equity
Capital stock	905,042	29,739,667	34	25,062,567	33	4,677,100	19
Stock dividend to be distributed	28,569	938,761	1	2,677,943	4	(1,739,182)	-65
Capital reserve	504,608	16,581,421	18	12,075,857	16	4,505,564	37
Legal reserve	101,647	3,340,131	4	2,003,494	3	1,336,637	67
Special reserve	—	—	—	50,029	—	(50,029)	-100
Retained earnings	241,478	7,934,977	9	6,363,731	8	1,571,246	25
Unrealized gain or loss on financial instruments	184,607	6,066,178	7	5,352,861	7	713,317	13
Cumulated translation adjustment	908	29,822	—	(65,230)	—	95,052	-146
Net loss not recognized as pension cost	(54)	(1,787)	—	(1,787)	—	—	—
Treasury stock	(24,169)	(794,184)	-1	(828,865)	-1	34,681	-4

Total Equity	1,942,635	63,834,986	72	52,690,600	70	11,144,386	21

Total Liabilities & Shareholders’ Equity	2,693,190	88,498,224	100	75,834,190	100	12,664,034	17

Forex ( NT$ per US$ )		32.86		32.42

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
		2Q 2007			2Q 2006		YOY	2Q 2007	1Q 2007		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	463,583		15,233,345	100.0		13,640,499	11.7	15,233,345		13,750,997	10.8
Cost of Goods Sold	(322,380)		(10,593,407)	-69.5		(10,125,004)	4.6	(10,593,407)		(9,944,531)	6.5

Gross Profit	141,203		4,639,938	30.5		3,515,495	32.0	4,639,938		3,806,466	21.9

Operating Expenses
Selling Expenses	(6,133)		(201,514)	-1.3		(188,362)	7.0	(201,514)		(194,583)	3.6
Administrative Expenses	(8,520)		(279,954)	-1.8		(244,778)	14.4	(279,954)		(264,163)	6.0
Research and Development Expenses	(9,811)		(322,379)	-2.1		(261,917)	23.1	(322,379)		(340,783)	-5.4

	(24,463)		(803,847)	-5.3		(695,057)	15.7	(803,847)		(799,529)	0.5

Operating Income	116,740		3,836,091	25.2		2,820,438	36.0	3,836,091		3,006,937	27.6

Non-operating Income	21,382		702,604	4.6		825,678	-14.9	702,604		1,256,859	-44.1
Non-operating Expenses	(827)		(27,166)	-0.2		(17,088)	59.0	(27,166)		(73,746)	-63.2

Income from Continuing Operations before Income Tax	137,295		4,511,529	29.6		3,629,028	24.3	4,511,529		4,190,050	7.7
Income Tax Credit (Expenses)	(20,740)		(681,515)	-4.5		(136,746)	398.4	(681,515)		(357,102)	90.8

Net Income	116,556		3,830,014	25.1		3,492,282	9.7	3,830,014		3,832,948	-0.1

Earnings Per Ordinary Share — Diluted		NT$	1.30		NT$	1.21			NT$	1.32

Earnings Per ADS — Diluted		US$	0.20		US$	0.19			US$	0.20

Weighted Average Outstanding Shares — Diluted (’k)			2,944,903			2,860,372				2,944,530

Forex ( NT$ per US$ )			32.86			32.42				33.08

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended on June 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2007 and 2006
	2007			2006	YOY
	USD	NTD	%	NTD	Change %

Net Sales	882,055	28,984,342	100.0	27,079,840	7.0
Cost of Goods Sold	(625,013)	(20,537,938)	-70.9	(19,959,840)	2.9

Gross Profit	257,042	8,446,404	29.1	7,120,000	18.6

Operating Expenses
Selling expenses	(12,054)	(396,097)	-1.4	(368,988)	7.3
Administrative expenses	(16,559)	(544,117)	-1.9	(488,678)	11.3
Research and development expenses	(20,181)	(663,162)	-2.3	(514,878)	28.8

	(48,794)	(1,603,376)	-5.5	(1,372,544)	16.8

Operating Income	208,248	6,843,028	23.6	5,747,456	19.1

Non-operating Income	59,631	1,959,463	6.8	1,023,953	91.4
Non-operating Expenses	(3,071)	(100,912)	-0.3	(141,984)	-28.9

Income Before Income Tax	264,808	8,701,579	30.0	6,629,425	31.3
Income Tax Credit (Expenses)	(31,607)	(1,038,617)	-3.6	(313,253)	231.6

Net Income	233,200	7,662,962	26.4	6,316,172	21.3

Earnings Per Ordinary Share- Diluted		NT$2.62		NT$2.19

Earnings Per ADS- Diluted		US$0.40		US$0.34

Weighted Average Outstanding Shares — Diluted (’k)		2,944,903		2,860,372

Forex ( NT$ per US$)		32.86		32.42

(1) (2)	All figures are under ROC GAAP. 1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 6 Months Ended on Jun 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2007		6 months, 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	233,200	7,662,962	6,316,172
Depreciation	107,577	3,534,979	3,203,940
Amortization	8,388	275,620	276,471
Gains on disposal of long-term investment	(24,143)	(793,350)	—
Long-term investment gain recognized by equity method	(12,251)	(402,567)	(464,268)
Compensation interest payable on bonds payable	1	36	29,658
Foreign currency exchange gain on bonds payable	1,046	34,367	(166,214)
Change in working capital & others	3,366	110,594	365,941

Net cash flows provided from operating activities	317,183	10,422,641	9,561,700

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(148,991)	(4,895,830)	(5,221,657)
Increase on financial intruments	(76,796)	(2,523,529)	—
Proceeds from disposal of long-term investment	191,414	6,289,854	—
Payment for long-term investment	—	—	(487,050)
Payment for deferred charges/other changes	165	5,420	(79,901)

Net cash used in investing activities	(34,208)	(1,124,085)	(5,788,608)

Cash Flows from Financing Activities:
Repayment of long-term loan	(1,063)	(34,920)	(1,500,000)
Remuneration of directors and supervisors’ bonuses	(3,676)	(120,798)	(149,324)
Proceeds from the exercise of employee stock option /other charges	(153)	(5,029)	429,004

Net cash provided from financing activities	(4,892)	(160,747)	(1,220,320)

Net increase (decrease) in cash and cash equivalents	278,083	9,137,809	2,552,772

Cash and cash equivalents at beginning of period	406,358	13,352,934	10,569,434

Cash and cash equivalents at end of period	684,441	22,490,743	13,122,206

Forex ( NT$ per US$ )		32.86	32.42

(1) :	All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: August 2, 2007	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer